Mail Stop 4561

								September 17, 2007


B. Lynn Walsh
Executive Vice President & General Counsel
Internet Brands, Inc.
909 North Sepulveda Blvd., 11th Floor
El Segundo, CA 90245

Re:	Internet Brands, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed August 29, 2007
      File No. 333-144750

Dear Ms. Walsh:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risks Related to Our Business, page 3
1. Please present the risks in bullet point format.

Risk Factors, page 11
2. We note your references to website-related acquisitions.
Please
briefly describe the type of acquisitions that are considered
"website-related."

Summary Compensation Table, page 90
3. Please include a footnote to the bonus column to disclose the portion of the disclosed bonuses for each person that relate to supplemental year end bonuses.

Alexander Emil Hansen, page 93
4. We note that Mr. Hansen will continue on as a partner at Tatum. Please disclose whether the employment agreement requires him to dedicate any specific portion of his time to fulfilling his duties as
CFO or restricts his ability to dedicate time to Tatum. Please disclose the nature of his continued duties with Tatum.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

5. We note that the fact pattern in your transactions is very similar to the fact pattern in Example 2 of EITF 99-19 which concludes that the revenue from the transaction should be reported based on the gross amount billed to the customer, rather than net. Please tell us how you considered this example in determining the appropriate treatment for your transactions. In your response tell us specifically how your fact pattern is different than example 2 of EITF 99-19.

Note 12 - Stock Options and Warrants, page F-35

6. We note your response to comment 51. Please tell us how you recorded the original transaction to form and operate CD1Financial in
May 1999 including the fair value assigned to the warrant at that time.

7. We note your response to comment 52; however, it still does not appear to us that the $30.9 million payment was for the purchase of the minority interest, and thus should not have been included in the purchase price of the minority interest. You state in your response that the acquisition of the ownership interest, the acceleration of the vesting of the warrant, and the termination of the agreements were negotiated as part of a package and thus you considered the total cost of these agreements to collectively constitute the fair value of the purchase consideration. This statement seems to contradict your disclosure on page F-18 of your S-1 filed May 16, 2000 where you separately stated the amounts paid for acquisition of the minority interest in December 1999 and the termination of the master agreement; thus, it appears that this was a multiple-element transaction consisting of the purchase of a minority interest and the settlement of a preexisting relationship through the termination of an agreement. In this regard, it appears that the $30.9 million payment to terminate the contract should have been recorded as an expense.

Note 9 - Income Taxes, page F-26

8. You disclose that you released a valuation allowance of approximately $83 million in 2006 due to three years of profitability and positive cash flow which caused you to conclude that it was more likely than not that you would be able to recognize your deferred tax assets through expected future taxable profits. However, you also disclose on pages 10 and 42 that the majority of your revenues are generated by your consumer Internet segment and that you are primarily dependent on your automotive website category for the bulk of those revenues. Furthermore, you note that the automotive industry has generally been in a downward cycle beginning in the second half of 2006 and that it has been and still is negatively impacting your business and financial condition including a loss for the six months ended June 30, 2007. Although your company was profitable in 2004, 2005, and 2006, it appears that losses are expected in early future years. Please tell us how you considered this negative evidence when determining that it was appropriate to release a significant portion of your valuation allowance in 2006. For reference, please see paragraph 23 of SFAS 109.

*   *   *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jessica Barberich, Accountant, at (202) 551-3782 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3852 with any other questions.

      Sincerely,



      Michael McTiernan
      Special Counsel

cc:	Robert B. Knauss, Esq. (via facsimile)


B. Lynn Walsh
Internet Brands, Inc.
September 17, 2007
Page 1